September 19, 2005



Mr. Robert Dultz
Chairman and Chief Executive Officer
USCORP
4535 W. Sahara Ave. Suite 204
Las Vegas, NV 89102


	Re:	USCORP
		Form 10-KSB/A for Fiscal Year Ended September 30, 2004
Filed May 12, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed May 11, 2005
      Response letters dated August 12, 2005 and August 21, 2005
		File No. 000-19061


Dear Mr. Dultz:

      We have reviewed your response letters and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. You did not electronically file your response letters dated
August
12, 2005 and August 21, 2005, as required by Subparts 232.100 and
232.101 of Regulation S-T. Please electronically file your response letters, as well as all future correspondence.

2. In your next response, please provide the representations regarding the adequacy and accuracy of your disclosures requested at the end of this letter.


3. Prior to filing amendments to your annual and quarterly reports, please provide us marked copies of the amendments to expedite our review and to ensure all disclosure revisions you agreed to include in the filings have been made.

10-KSB/A for the Fiscal Year Ended December 31, 2004

Note 1 - Organization of the Company and Significant Accounting
Principles, page F-6

4. We have read your response to prior comment 4, in which you explain that you regard the April 2002 transaction in which you issued 24,200,000 shares in exchange for U.S. Metals Inc., as being an acquisition of assets rather than a business. However, you did not address the guidance in EITF 98-3 as we had requested. You also did not respond to our request for information about the cost basis of the assets acquired, immediately prior to your acquisition. Given that the shares issued in the exchange constitute 97 percent of your outstanding shares at December 31, 2002, there appears to be continuity of ownership, with regard to the assets and operations of
U.S. Metals Inc., that would preclude revaluation. Therefore, it appears you will need to revise your financial statements to utilize the historical cost basis in accounting for the transaction. We ask that you submit the financial statements of U.S. Metals Inc., covering the two years and subsequent interim period ending immediately prior to your acquisition, for review. Please contact us regarding this matter at your earliest convenience.

5. We note your response to prior comment 7, in which you explain that you have reviewed the amounts reported as mining rights for impairment each year, and have determined that if present negotiations to realize the asset do not come to fruition, you intend to impair the asset at the end of fiscal 2005. However, you did not provide us with the analysis you performed to test the mineral rights and any capitalized development costs for recoverability, as we requested. Notwithstanding the valuation issue raised above, you need to be able to support recoverability by way of testing in accordance with the guidance in SFAS 144, as your financial condition would trigger this requirement. If you have not documented your testing and are unable to demonstrate that no impairment occurred in earlier periods, based on information available when your financial statements were issued, impairment recognition would be appropriate.








Form 10-QSB for the Quarterly Period Ended March 31, 2005

Management`s Discussion and Analysis, page 12

Chocolate Mountain Region Claims Acquisition, page 14

6. In response to prior comments 9 and 10, you indicate that the options granted to the former owners had an exercise price equal to the market price of your common shares on the grant date, and that the options were later converted into a payment for consulting services and expensed. Since you also disclose that the options were initially part of your purchase consideration, it is unclear how you were able to later characterize these as compensation for consulting services. Please disclose the manner by which you accounted for the conversion of the shares, and the method by which you determined the value of this transaction. Tell us the specific accounting literature that you utilized to determine the appropriate treatment.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."

      You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.


								Sincerely,



								Karl Hiller
								Branch Chief

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Mr. Robert Dultz
USCORP
September 19, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010